ULTRAPETROL (Bahamas) Limited

Third Quarter 2011 Results Presentation

November 15, 2011

Forward Looking Statements & EBITDA

Our disclosure and analysis in this presentation concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "will," "may," "should," and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital, and capital expenditures, they are subject to risks and uncertainties. These forward-looking statements represent our estimates and assumptions only as of the date of this presentation and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws.

Factors that might cause future results to differ include, but are not limited to, the following:

- unexpected future operating or financial results
- delays or increased costs in pending or recent acquisitions, deviations from our business strategy or unexpected increases in capital spending or operating expenses, including drydocking and insurance costs
- changes in general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand
- our ability to obtain additional financing
- changes in our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities
- deviations from our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives
- delays or defaults by our contract counter-parties in performing their obligations to us
- loss of one or more key members of our management team
- changes in governmental rules and regulations or actions taken by regulatory authorities
- adverse weather conditions that can affect production of the goods we transport and navigability of the river system
- the highly competitive nature of the oceangoing transportation industry
- the loss of one or more key customers
- unexpected fluctuations in foreign exchange rates and devaluations
- liabilities from future litigation
- other factors discussed in the section titled "Risk factors" in our annual report on form 20-F for the year ended December 31, 2010
- Adjusted EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided Adjusted EBITDA in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness. We do not intend for Adjusted EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of Adjusted EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by Adjusted EBITDA are available for management's discretionary use. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported.

Ultrapetrol 3Q 11 vs. 3Q 10 & Subsequent Events Highlights

($000's)	Nine months ended 30-Sep-11	Nine months ended 30-Sep-10	% Change	3Q 11	3Q 10	% Change
Revenues	$208,331	$173,446	20%	$80,038	$58,609	37%
Adjusted EBITDA (1) (2)	$37,888	$51,289	-26%	$13,317	$14,045	-5%
Net (loss) income as reported	($12,351)	$1,507		$2,294	($6,978)	
EPS as reported (In $ per share)	($0.42)	$0.05		$0.08	($0.24)	
Adjustments to Net Income as reported						
Unrealized non-cash gains on FFAs (3)	-	-		-	1,250	
Income tax on Exchange Variance Benefit (4)	(3,112)	682		(5,194)	1,956	
Income tax litigation one time event	-	1,294		-	1,294	
Adjusted Net (Loss) Income	($15,463)	$3,483		($2,900)	($2,478)	17%
Adjusted EPS (In $ per share)	($0.52)	$0.12		($0.10)	($0.08)	25%

- **On September 15, 2011, we drew the fourth advance of $3.4 million under the $93.6 million DVB-Natixis facility in connection with the launching of one of our four PSVs being built in India, *UP Jade***
- **As of September 30, 2011, we held cash & cash equivalents of $27.3 million**

(1) Includes discontinued operations
(2) A reconciliation of Adjusted EBITDA and Adjusted Net Income to US GAAP measures is available on the Appendix to this presentation
(3) Please refer to our 6-K filed November 14, 2011, with US SEC for a full disclosure on Non-Cash Gains on FFAs
(4) Benefit for Income Tax on foreign currency exchange losses on U.S. *dollar* denominated debt of one of our subsidiaries on our Offshore Supply Business

Ultrapetrol 3Q 11 vs. 3Q 10 (Cont'd)

Adjusted EBITDA per segment	3Q 2011	3Q 2010	Difference	% Change
River Business	8,251	6,173	2,078	34%
Offshore Supply Business	5,575	4,505	1,070	24%
Ocean Business	1,991	2,538	(547)	-22%
Total Segment Adjusted EBITDA	**$15,817**	**$13,216**	**$2,601**	**20%**
Items not included in Segment Adjusted EBITDA				
Financial income	63	89	(26)	
Other financial expenses	(2,563)	740	(3,303)	
Adjusted Consolidated EBITDA	**$13,317**	**$14,045**	**($728)**	**-5%**

- **Our River and Offshore Supply Business Adjusted EBITDA grew 34% and 25% while Ocean Business Adjusted EBITDA fell 22% comparing 3Q 2011 with the same period of 2010; partially offset by a $3.3 million decrease on account of exchange rate variance**
- **Between August 29 and September 30, 2011, the Brazilian *real* suffered a 16% devaluation which should have a positive impact on our offshore operating costs only if the *real* maintains this lower value for a longer period**
- **Double impact of devaluation:**
  - **Non-cash decrease of $3.3 million in Consolidated EBITDA q-o-q on account of exchange rate variance**
  - **3Q 11 includes $5.2 million temporary tax gain on losses on US *dollar*- denominated debt of our Brazilian subsidiary**

$550 million invested over the last 4 years on solid growth initiatives

Seven vessels currently employed to Petrobras
on long-term, profitable rates
Eighth vessel initiated operation in the North Sea in October 2011

Double Offshore Supply Fleet

Four additional PSVs to be delivered within the next 15 months

Brazil transiting through unprecedented growth in offshore exploration which will have global effect in supply/demand of vessels

Offshore markets show sustaining expansion

Double the size of our river operation

Re-engining program will change cost structure – Heavy Fuel – Diesel price gap is wider than originally contemplated (~$276/MT [(1)] vs $180/MT)

Punta Alvear shipyard has potential to increase fleet static capacity from 1.2 million DWT to 2.3 million DWT in 2015

Soybean and iron ore prices have increased 41% and 120% from September 2009 up to September 2011, respectively

Soybean production at current growth rate should add approx. 1.0 million tons per year to river

Iron ore volume is expected to increase through increased production and new mines

Container Feeder operation initiated

Growth opportunities for Northbound leg. Adding logistical services provides better margins and consolidates relationship with customers

Average 4,000 TEUs per month carried during 3Q 2011

2 Container Vessels acquired and already in successful operation

(1) Bunkerworld: Spot gap between IFO 380 and Diesel in Singapore as of November 11, 2011

Historical Exchange Rates against US Dollar

Brazilian Real vs US Dollar



Brazilian Reales per US Dollar
2
1.9
1.8
1.7
1.6
1.5
1.4
1.72
-11%
1.53
4-Jan-10
4-Aug-10
4-Mar-11
4-Oct-11

Argentine Peso vs US Dollar



Argentine Pesos per US Dollar
4.50
4.00
3.50
3.00
2.50
3.80
3.86
3.93
3.95
3.97
3.98
4.04
4.08
4.13
4.20
4.25
3.70
3.63
3.47
3.33
3.21
3.15
3.06
2.99
-22%
Nominal Exchange Rate
Exchange Rate deflated by CPI
Jan-10
Aug-10
Mar-11
Oct-11

Paraguayan Guaraní vs US Dollar



Paraguayan Guaranies per US Dollar
5500
5000
4500
4000
3500
4,603
-19%
3,735
1-Jan-10
1-Aug-10
1-Mar-11
1-Oct-11

ULTRAPETROL


River
Offshore Supply
Ocean

River Business 3Q 2011 Highlights

FINANCIAL HIGHLIGHTS RIVER *($000's)*	Nine months ended 30-Sep-11	Nine months ended 30-Sep-10	Diff	% Change	3Q 11	3Q 10	Diff	% Change
Net Tons Transported	**3,482,850**	**2,948,001**	**534,849**	**18%**	**1,290,623**	**968,701**	**321,922**	**33%**
Revenues	**$113,518**	**$89,899**	**$23,619**	26%	**$43,707**	**$31,365**	**$12,342**	39%
Voyage Expenses	(52,678)	(33,496)	(19,182)	57%	(20,561)	(11,868)	(8,693)	73%
Gross Margin	**60,840**	**56,403**	**4,437**	**8%**	**23,146**	**19,497**	**3,649**	**19%**
Running Costs	(30,977)	(24,469)	(6,508)	27%	(11,171)	(9,639)	(1,532)	16%
Administrative and commercial expenses	(9,293)	(8,548)	(745)	9%	(3,231)	(3,128)	(103)	3%
Other operating income (expenses)	1,623	(99)	1,722		32	(152)	184	
Investment in Affiliates	(685)	(220)	(465)	211%	(280)	(88)	(192)	218%
Other net	(616)	(762)	146	-19%	(245)	(317)	72	-23%
Segment Adjusted EBITDA	**$20,892**	**$22,305**	**($1,413)**	**-6%**	**$8,251**	**$6,173**	**$2,078**	**34%**

- **As anticipated, our River Business recovered a large part of the lost volumes that were not loaded during 2Q 2011 as a result of an unexpected blockage that affected the High Paraná section of the river in May and June 2011**
- **Increase in Voyage Expenses is mainly attributable to higher port and pushboat expenses, fuel consumption mainly generated by larger net tons transported, fuel price increases (passthrough) and general increases in voyage expenses during 3Q 11 as compared to 3Q 10**
- **Running costs increased 16% partly as a result of the increase in net tons transported, but mainly as a result of higher average crew and maintenance costs caused by the impact of the revaluation of local currencies against the US *dollar* (or stagnant rate of exchange in the face of inflation)**

9m 2011 vs. 9m 2010 – Breakdown per Net Ton Transported

(In $ / Ton)	9m 2011	9m 2010	Difference	3Q 2011	3Q 2010	Difference
Average Freight Rate	31.68	28.02	13.1%	34.10	28.01	21.7%
Difference	$ 3.67			$ 6.09		
Of which						
Fuel adjustment explains	$3.36, or 12%			$4.3, or 15.4%		
Average price increases and cargo mix explain	$0.31, or 1.1%			$1.79, or 6.4%		

(In $ / Ton)	9m 2011	9m 2010	Difference	3Q 2011	3Q 2010	Difference
Net Fuel Expense per Metric Ton	(6.70)	(7.97)	-1.27 or -16%	(6.99)	(8.85)	-1.86 or -21%
Voyage Expenses other than fuel	(5.04)	(3.51)	1.53 or 43.6%	(4.96)	(3.91)	1.10 or 26.9%
Increase in Running Cost	0.59 or 7.2%			-1.29 or -13%		

- Freight rates increased as a result of fuel price adjustments, as well as by average price increases and a more efficient cargo mix
- Average freight levels (excluding fuel adjustments) increased by $0.31 per ton when comparing 9m 2011 vs 9m 2010 and $1.79 per ton or 6.4% comparing 3Q 11 vs 3Q 10
- Net fuel expense per metric ton decreased 16% for 9m of 2011 and 21% in the quarter
- Voyage Expenses other than fuel increased $1.53 per ton when comparing 9m 2011 vs 9m 2010 mainly as a result of higher port expenses and increased number of third party harbor tugs – This difference reduced to only $1.10 when comparing 3Q 11 vs 3Q 10
- Our average running costs per ton increased 7% when comparing 9m 2011 vs 9m 2010 mainly due to crew cost and maintenance increases coupled with stagnant or revaluating rates of exchange. In 3Q 11 this fixed cost actually decreased in U.S. Dollars per ton as a consequence of significant growth in volume but same not necessarily sustainable over time

Continuing context of strengthening commodity production & prices

Paraguayan Seeded Area & Production (1)


Seeded Area
Production
10-year Production CAGR: 9%
Million Hectares & Tons
0
1
2
3
4
5
6
7
8
9
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011 (P)
2012 (P)
1.4
3.5
1.4
3.5
1.6
4.5
1.9
3.9
2.0
4.0
2.4
3.6
2.4
5.9
2.7
6.9
2.6
4.0
2.7
7.2
2.8
8.3
3.0
7.5

Hidrovia Regional Iron Ore Production (2)


10-year CAGR: 16%
Production (In Million Tons)
0
1
2
3
4
5
6
7
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010 (E)
1.3
1.1
1.6
1.8
1.9
2.3
4.2
4.4
4.6
3.5
6.0

Monthly Soybean Prices - Oct 09 - Oct 11
(In $ per metric ton) (3)


354.86
358.97
348.95
370.98
427.18
511.1
512.05
501.47
446.02
Oct-09
Apr-10
Oct-10
Apr-11
Oct-11

Monthly Iron Ore Prices - Oct 09 - Oct 11
(In $ per Dry Metric Ton) (3)


86.79
125.91
172.47
139.77
145.34
148.48
168.53
179.26
177.23
150.43
Oct-09
Apr-10
Oct-10
Apr-11
Oct-11

(1) Source: USDA Foreign Agricultural Service – Updated November 7, 2011
(2) Industry Sources
(3) Source: Index Mundi and International Monetary Fund

ULTRAPETROL


River
Offshore Supply
Ocean

Offshore Supply Business 3Q 2011 Highlights

FINANCIAL HIGHLIGHTS OFFSHORE SUPPLY *($000's)*	Nine months ended 30-Sep-11	Nine months ended 30-Sep-10	% Change	3Q 11	3Q 10	% Change
Revenues	$46,634	$39,385	18%	$18,967	$13,737	38%
Voyage Expenses	(2,713)	(2,764)	-2%	(1,022)	(984)	4%
Running Costs	(25,740)	(18,361)	40%	(10,704)	(6,149)	74%
Administrative and commercial expenses	(5,636)	(5,706)	-1%	(1,692)	(2,044)	-17%
Other operating income	1,809	610	197%	460	-	
Net (loss) attributable to non-controlling interest in subsidiaries	(480)	(328)	46%	(424)	(55)	671%
Other net	3	3	0%	-	-	
Net gains (loss) on derivatives	(15)	-		(10)	-	
Segment Adjusted EBITDA	**$13,862**	**$12,839**	**8%**	**$5,573**	**$4,505**	**24%**

- **Our revenues increased 38% in 3Q 11 relative to the same period of 2010 mainly due to the full third quarter operation of our *UP Turquoise* which entered into service with Petrobras on March 12, 2011, and by the full quarter operation of our *UP Esmeralda* and *UP Safira* which underwent their scheduled drydocks during 3Q 10**
- **Our new *UP Jasper* delivered in China was conducting post-delivery guarantee work and positioning towards North Sea for most of 3Q 11**
- **Increase in running costs is mainly attributable to our new chinese deliveries *UP Turquoise* (operating in Brazil since March 2011) and *UP Jasper* on account of her positioning voyage, coupled with a general increase in crew and maintenance costs of our PSV fleet in Brazil affected by a revaluation of the Brazilian *real* during most of the first nine months of 2011**

Offshore Supply Business Update

- We currently employ 7 PSVs in Brazil on 1-4 year term contracts with Petrobras at strong rates (1)

Petrobras Large PSV (+4,500 dwt) Fixtures in Brazil since 2006



40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
$ / Day
17,500
23,000
32,000
29,500
28,086
33,957 (2)
Average Rate
2006
2007
2008
2009
2010
2011
Charter Starting Year

North Sea & Brazilian Daily Average Gross Earnings for our fleet in US Dollars (3)



30,000
29,500
29,000
28,500
28,000
27,500
27,000
$ / Day
28,352
28,029
29,065
28,562
29,467
FY 2010
1H 2010
1H 2011
3Q 2010
3Q 2011

North Sea Spot Rates in British Pounds (4)



25,000
20,000
15,000
10,000
5,000
-
(In British Pounds / day)
7,639
6,396
9,514
11,330
16,813
20,208
20,309
19,922
19,834
Jan-11
Feb-11
Mar-11
Apr-11
May-11
Jun-11
Jul-11
Aug-11
Sep-11

- Our eighth PSV, *UP Jasper* commenced operations in the North Sea with on September 29, 2011, for 5 to 18 months at GBP 15,500

(1) Closest contract expiry: August 2012
(2) Industry sources: includes vessel rates offered that have been accepted but not awarded
(3) Company calculations / data
(4) Source: Seabreeze as of September 2011

Petrobras' $224 Bn CAPEX Program continues as planned

- Brazilian demand for PSVs in conjunction with a limited supply of these vessels is pushing day rates up
- As Petrobras continues its offshore exploration and enhances its operations, PSV demand is expected to remain strong

Critical Resources	Current Situation (Dec/10)	Delivery Plan (to be contracted) Accumulated Value		
		By 2013	By 2015	By 2020
Drilling Rigs Water Depth Above 2.000 m	15	39	37 [1]	65 [2]
Supply and Special Vessel	287	423	479	568
Production Platforms SS e FPSO	44	54	61	94
Others (Jacket and TLWP)	78	80	81	83

# of drilling rigs has tripled in one year

Petrobras employed an additional 33 PSVs in the last 12 months

By 2020, an additional 64 vessels will be required as opposed to Dec 09 estimate

Additional 136 vessels required by 2013

Water Depth	Drilling Rigs Under Contract					
	2006	2008	2010	2011	2012	2013
Up to 1,000 meters	6	11	11			
1,000 to 2,000 meters	19	19	21	+2	+1	+1
Over 2,000 meters	2	3	15	+10	+13	+1

Source: Barclays 2011 CEO Energy – Power Conference – September, 2011

- Petrobras closed 2010 as the world's third largest energy company in terms of market capitalization [1]
- 2011-2014 Business Plan suggests a $224.7 billion investment which includes 26 oil rigs contracted and 28 to be built by 2020
- Latest review of Pre-Salt development area extended recoverable volume potential beyond 8 Bn boe ➔ This couples with the 5 Bn boe acquired in the Transfer of Rights [2]
- First well to produce on a commercial basis in the Santos Basin pre-salt registered Petrobras' highest volume of production in May, confirming the high potential of Brazil's pre-salt reservoirs [3]

(1) PFC Energy
(2) Source: Petrobras Press Release dated April 29, 2011
(3) Source: Petrobras Press Release dated July 7, 2011

Young and technologically advanced Offshore Supply Fleet

Fleet in Operation

Vessel	Capacity (dwt)	Deck Area	Year Built	Market	Status	Approx. Expiry
UP Safira	4,200	840 m^2	2005	Brazil	Chartered	Feb-13
UP Esmeralda	4,200	840 m^2	2005	Brazil	Chartered	Feb-13
UP Topazio	4,200	840 m^2	2006	Brazil	Chartered	Sep-12
UP Agua-Marinha	4,200	840 m^2	2006	Brazil	Chartered	Aug-12
UP Diamante	4,200	840 m^2	2007	Brazil	Chartered	Oct-12
UP Rubi	4,200	840 m^2	2009	Brazil	Chartered	Aug-13
UP Turquoise	5,250	1,020 m^2	2010	Brazil	Chartered	Feb-15
UP Jasper	5,250	1,020 m^2	2011	North Sea	Chartered	Mar-13
Subtotal	**35,700**	**7,080 m^2**				

Fleet under construction

Vessel	Capacity (dwt)	Deck Area	Status	Expected Delivery
UP Jade	4,200	840 m^2	Launched	1Q 2012
UP Amber	4,200	840 m^2	Keel Laid	2Q 2012
UP Pearl	4,200	840 m^2	Keel Laid	3Q 2012
UP Onyx	4,200	840 m^2	Keel Laid	4Q 2012
Subtotal	**16,800**	**3,360 m^2**		

Presently uncommitted expected to be placed on long-term charters

Note: Scheduled deliveries according to shipyard – These delivery dates have been delayed and should therefore not be considered as final

ULTRAPETROL


River
Offshore Supply
Ocean

Ocean Business 3Q 2011 Highlights

FINANCIAL HIGHLIGHTS OCEAN ($000's)	Nine months ended 30-Sep-11	Nine months ended 30-Sep-10	% Change	3Q 11	3Q 10	% Change
Revenues	$48,179	$44,162	9%	$17,364	$13,507	29%
Voyage Expenses	(15,000)	(8,280)	81%	(5,524)	(3,457)	60%
Running Costs	(22,527)	(21,889)	3%	(7,846)	(7,608)	3%
Administrative and commercial expenses	(6,058)	(5,938)	2%	(2,194)	(2,085)	5%
Other operating income (expenses)	85	(214)		113	(64)	
Net gains on derivatives	-	10,270		-	901	
Unrealized non-cash gains on FFAs	-	-		-	1,250	
Investment in Affiliates	(43)	(21)	105%	(37)	2	
Other net	148	83	78%	115	92	25%
Segment Adjusted EBITDA	$4,784	$18,173	-74%	$1,991	$2,538	-22%

- **The most significant difference between 9m 2011 and 9m 2010 is that in 9m 2010 we still operated two to three Capesize vessels, whose earnings were secured at high levels with FFA contracts**
- **During 2010, we sold all of our remaining Capesize vessels and subsequently closed out all outstanding FFAs**
- **Our 2011 Ocean Business results come solely from existing tankers and our new feeder container service which grew from one to two vessels in February 2011**
- **Increase in revenues of 29% when comparing 3Q 2011 vs 3Q 2010 mainly due to the full quarter operation of our *M.V. Asturiano* and *M.V. Argentino* and to the contractual hire adjustments of the charter rates of our Product Tankers to reflect higher running costs**
- **Partially offset by the termination of our Capesize fleet and associated FFA coverage and by the re-delivery of the *Mediator I*, which was under bareboat charter to us, on October 6, 2010**
- **Increase in Voyage Expenses is mainly driven by the operation of our container feeder vessels *M.V. Asturiano* and *M.V. Argentino* (typically the container trade will generate higher revenues but also higher expenses since freight includes bunker, port and load/discharging expense compared to net daily time charter hire earned by a bulk carrier or a tanker)**
- **Running Costs increased mostly as a result of the operation of our *M.V. Argentino* and increases in general expenses of our Product Tankers affected by a high inflation and a stagnant rate of exchange**

Tanker and Container Trade

Tanker Vessels

- Our Tanker vessels are under term contracts with oil majors and operate in cabotage flag-restricted trades providing transport services to local refineries
- Relatively stable operating environment

Container Vessels

- We currently operate a fleet of two container vessels operating in a flag-restricted trade in South America
- Vessels are currently calling Ushuaia, Buenos Aires, Bahía Blanca and Montevideo ➔ Primary route
- Southbound container transportation is currently at almost 100% occupancy rates ➔ Ample room to expand on the Northbound trade
- Overall, this service has exceeded company expectations in the first nine months of 2011
- 3Q 11 average TEUs / vessel: 6,502 – 40% increase vs 3Q 2010

Feeder Container Line Monthly Loadings (1)



TEUs Transported
6,000
5,000
4,000
3,000
2,000
1,000
0
Entry into operation of 2nd vessel
505
1,271
1,142
2,203
1,298
2,006
1,987
1,669
2,689
4,851
3,946
4,333
4,635
5,030
4,203
4,157
4,644
May-10
Jun-10
Jul-10
Aug-10
Sep-10
Oct-10
Nov-10
Dec-10
Jan-11
Feb-11
Mar-11
Apr-11
May-11
Jun-11
Jul-11
Aug-11
Sep-11

(1) TEUs assigned to the month when the commencement of operation took place

Historical CAPEX – 2011 and 2015 EBITDA Estimates

Ultrapetrol has laid the foundation of its future growth with a 5-year investment plan

Historical CAPEX

- Ultrapetrol has invested (and is continuing to invest) approximately $550 million across its business segments over the last 5 years (2007-2011)



Historical Consolidated CAPEX
In $ Millions
200
180
160
140
120
100
80
60
40
20
0
180.6
135.9
90.1
68.2
95.9
82.0
2007
2008
2009
2010
2011 (P)
2012 (P)



FY 2011 EBITDA Range
Proforma EBITDA 2015
In $ Millions
160.0
140.0
120.0
100.0
80.0
60.0
40.0
20.0
-
55.0
65.0
140.9
Low end
High end
Proforma 2015 (1)

The Company adjusts its full-year 2011 adjusted EBITDA to be between $55.0 and $65.0 million

(1) As per previous indications provided by the Company

Future CAPEX Program 4Q 2011 – FY 2012

In thousands of dollars	4Q 2011	FY 2012	Total
River Business			
Barge Building/Repowering/Rebottoming	5,200	53,416	58,616
Total River Business	**5,200**	**53,416**	**58,616**
Offshore Supply Business			
PSVs Under Construction	4,402	26,418	30,820
Dry docks	-	1,800	1,800
Total Offshore Supply Business	**4,402**	**28,218**	**32,620**
Ocean Business			
Dry docks	900	400	1,300
Total Ocean Business	**900**	**400**	**1,300**
Ultrapetrol Total CAPEX	**10,502**	**82,034**	**92,536**

Total CAPEX 4Q 2011 - 2012: $92.5 million

- **Cash & Cash Equivalents as of September 30, 2011, of approximately $27.3 million**
- **Undrawn portion of DVB / Natixis loan agreement as of September 30, 2011: $62.5 million**

Total Available Funds before own cash generation: $89.8 million

CAPEX program fully covered for remainder of 2011 and 2012 (including cash generation)

This is a general guide of expected Capital Expenditures under the assumption that certain long term strategies are implemented and all assets / ships can be purchased / built at desired prices and delivered within expected timeframes. This program may change in the future according to the view the Company may have of any particular part of our business at a given point in time.

Quarter-on-Quarter Ultrapetrol's Selected Statement of Operation Data

($000's)	Nine months ended September 30, 2011	Nine months ended September 30, 2010	% Change	3Q 11	3Q 10
Revenues					
Attributable to River Business	$113,518	$89,899	26%	$43,707	$31,365
Attributable to Offshore Supply Business	46,634	39,385	18%	18,967	13,737
Attributable to Ocean Business	48,179	44,162	9%	17,364	13,507
Total revenues	**208,331**	**173,446**	**20%**	**80,038**	**58,609**
Voyage expenses					
Attributable to River Business	(52,678)	(33,496)	57%	(20,561)	(11,868)
Attributable to Offshore Supply Business	(2,713)	(2,764)	-2%	(1,022)	(984)
Attributable to Ocean Business	(15,000)	(8,280)	81%	(5,524)	(3,457)
Total voyage expenses	**(70,391)**	**(44,540)**	**58%**	**(27,107)**	**(16,309)**
Running costs					
Attributable to River Business	(30,977)	(24,469)	27%	(11,171)	(9,639)
Attributable to Offshore Supply Business	(25,740)	(18,361)	40%	(10,704)	(6,149)
Attributable to Ocean Business	(22,527)	(21,889)	3%	(7,846)	(7,608)
Total running costs	**(79,244)**	**(64,719)**	**22%**	**(29,721)**	**(23,396)**
Amortization of Dry Dock & Intangible Assets	(3,109)	(3,259)	-5%	(1,008)	(1,346)
Depreciation of Vessels and Equipment	(26,058)	(22,256)	17%	(9,582)	(7,225)
Loss on write-down vessels	0	0		0	0
Administrative and commercial expenses	(20,987)	(20,192)	4%	(7,117)	(7,257)
Other operating income	3,517	297	1084%	605	(216)
Operating profit	**$12,059**	**$18,777**	**-36%**	**$6,108**	**$2,860**
Attributable to River Business	6,937	10,685	-35%	3,069	2,253
Attributable to Offshore Supply Business	7,504	7,908	-5%	3,542	2,664
Attributable to Ocean Business	(2,382)	184		(503)	(2,057)
Segment Adjusted EBITDA					
Attributable to River Business	20,892	22,305	-6%	8,251	6,173
Attributable to Offshore Supply Business	13,862	12,839	8%	5,575	4,505
Attributable to Ocean Business	4,784	18,173	-74%	1,991	2,538
Discontinued Operations	-	(510)		-	-
Financial Income	308	292	5%	63	89
Other financial expense	(1,958)	(1,810)	8%	(2,563)	740
Adjusted EBITDA	**$37,888**	**$51,289**	**-26%**	**$13,317**	**$14,045**

Quarter-on-Quarter Ultrapetrol's Income Statement

($000's)	Nine months ended September 30, 2011	Nine months ended September 30, 2010	3Q 11	3Q 10
Revenues	$208,331	$173,446	$80,038	$58,609
Voyage Expenses	(70,391)	(44,540)	(27,107)	(16,309)
Running Costs	(79,244)	(64,719)	(29,721)	(23,396)
Depreciation and amortization	(29,167)	(25,515)	(10,590)	(8,571)
Administrative and commercial expenses	(20,987)	(20,192)	(7,117)	(7,257)
Other operating income (expenses)	3,517	297	605	(216)
Operating income	**12,059**	**18,777**	**6,108**	**2,860**
Financial expense and other Financial expenses	(28,499)	(20,932)	(11,736)	(5,964)
Financial Income	308	292	63	89
Net Gains (Losses) on Derivatives, net	(15)	10,270	(10)	901
Investment in Affiliates	(728)	(241)	(317)	(86)
Other, net	(465)	(676)	(130)	(225)
Income Taxes	5,469	(5,140)	8,740	(4,498)
Net (loss) attributable to non-controlling interest in subsidiaries	(480)	(328)	(424)	(55)
Net income (loss) from continuing operations	**(12,351)**	**2,022**	**2,294**	**(6,978)**
Basic EPS from continuing operation	($0.42)	$0.07	$0.08	($0.24)
Net (loss) from discontinued operation	-	(515)	-	-
Basic EPS from discontinued operation	$0.00	($0.02)	$0.00	$0.00
Net income (loss) attributable to Ultrapetrol (Bahamas) Ltd	**($12,351)**	**$1,507**	**$2,294**	**($6,978)**
EPS (In USD)	($0.42)	$0.05	$0.08	($0.24)
Adjusted EBITDA	**$37,888**	**$51,289**	**$13,317**	**$14,045**
Adjustments to net Income as reported				
Income tax on Exchange Variance Provision	(3,112)	682	(5,194)	1,956
Non-cash (gains) losses on FFAs (1)	-	-	-	1,250
Income tax litigation one time event	-	1,294	-	1,294
Adjusted net income (loss)	**($15,463)**	**$3,483**	**($2,900)**	**($2,478)**
Adjusted EPS (In $)	**($0.52)**	**$0.12**	**($0.10)**	**($0.08)**

(1) A reconciliation of Adjusted EBITDA to US GAAP measures is available on the Appendix in this presentation

Ultrapetrol's Balance Sheet

($000's)	At September 30, 2011	At December 31, 2010	% Change
ASSETS			
Cash & Cash Equivalents	$27,344	$105,570	-74%
Accounts Receivables	37,343	24,675	51%
Other Current Assets	44,489	32,750	36%
Vessels and Equipment, Net	669,150	612,696	9%
Non-current Other Receivables	8,720	5,796	50%
Non-current Restricted Cash	1,183	1,183	0%
Other Non-current Assets	36,939	41,127	-10%
TOTAL ASSETS	**$825,168**	**$823,797**	**0%**
LIABILITIES			
Accounts Payable	28,665	24,054	19%
Accrued Interest	7,788	2,278	242%
Current Portion of Long-term Financial Debt	28,411	27,586	3%
Other Current Liabilities	6,218	10,759	-42%
Long-term Financial Debt	483,611	471,793	3%
Deferred Income Tax Liability	12,314	16,142	-24%
Non-current Other Payables	2,001	2,391	-16%
UPB Shareholder's Equity	250,349	263,463	-5%
Non-controlling interest in subsidiries	5,811	5,331	9%
TOTAL LIABILITIES & EQUITY	**$825,168**	**$823,797**	**0%**

Debt Repayment Schedule

- Balanced yearly principal repayments in the medium term
- No refinancing in the short and medium term
- Our $180.0 million note does not have any loan to value ratios to be maintained and has bullet repayment in 2014
- Our $80.0 million convertible note is senior unsecured with a bullet repayment in 2017 (if not converted)
- All of our long term loans are conservatively structured with loan to value ratios that match current values

Yearly Capital Repayments as of September 30, 2011, Excluding Repayment of $180.0 million Note in 2014 & $80.0 million Note in 2017



Principal Repayments (In $ millions)
45.0
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
14.0
21.4
26.6
20.9
20.9
42.4
28.5
31.9
31.6
6.8
6.9
4Q 2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2020+

Thank You

Q & A

Appendix

($000's)	Nine months ended September 30, 2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	**($11,871)**	**$1,835**
Adjustments to reconcile net income to net cash provided by operating activities:		
Loss from discontinuing operations	-	515
Depreciation of vessels and equipment	26,058	22,256
Amortization of dry docking	2,978	2,997
Expenditure for dry docking	(2,429)	(7,643)
Gains on derivatives, net	-	(10,270)
Amortization of intangible assets	131	262
(Gain) Loss on sale of vessels	-	(724)
Share-based compensation	880	1,050
Debt issuance expense amortization	1,629	1,328
Net loss (gain) from investment in affiliates	728	241
Allowance for doubtful accounts	284	378
Changes in assets and liabilities:		
Decrease (increase) in assets:		
Accounts receivable	(12,876)	(8,896)
Receivable from related parties	-	-
Other receivables, operating supplies and prepaid expenses	(12,979)	(463)
Other	(528)	1,543
Increase (decrease) in liabilities:		
Accounts payable	4,954	7,388
Other	(4,422)	7,364
Net cash provided by operating activities from continuing operations	**($7,463)**	**$19,161**
Net cash (used in) provided by operating activities from discontinued	**$0**	**($1,959)**
Total cash flows from operating activities	**($7,463)**	**$17,202**
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of vessels and equipment	(82,966)	(68,214)
Cash settlements on FFAs	-	5,834
Proceeds from disposals of vessels	-	36,584
Other	-	41
Net cash (used in) investing activities from continuing operations	**(82,966)**	**(25,755)**
Net cash provided by investing activities from discontinued operations	**$0**	**$1,950**
Total cash flows (used in) investing activities	**($82,966)**	**($23,805)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Scheduled repayments of long-term financial debt	(9,757)	(8,400)
Early repayments of long-term financial debts	(15,000)	-
Proceeds from long-term financial debt	37,400	-
Other	(440)	(790)
Net cash (used in) financing activities from continuing operations	**12,203**	**(9,190)**
Net (decrease) in cash and cash equivalents	**($78,226)**	**($15,793)**
Cash and cash equivalents at the beginning of year [(1)]	**$105,570**	**$53,201**
Cash and cash equivalents at the end of period [(2)]	**$27,344**	**$37,408**

(1) Includes $304 and $304 related to discontinued operations

(2) Includes $289 and $ 294 related to discontinued operations

Appendix (cont'd)

Segment operating profit (loss) to Adjusted EBITDA reconciliation

($000's)	River	Offshore Supply	Ocean	TOTAL
	Third quarter ended September 30, 2011			
Segment operating (loss) profit	$3,069	$3,542	($503)	$6,108
Depreciation and amortization	5,707	2,467	2,416	10,590
Investment in affiliates / Net (loss) attributable to non-controlling interest in subsidiaries	(280)	(424)	(37)	(741)
Net (loss) on derivatives	-	(10)	-	(10)
Other net	(245)	0	115	(130)
Realized net gain on FFAs	-	-	-	0
Segment Adjusted EBITDA	**$8,251**	**$5,575**	**$1,991**	**$15,817**
Items not included in Segment Adjusted EBITDA				
Financial income				63
Other financial expenses				(2,563)
Adjusted Consolidated EBITDA from continuing operations				$13,317
Adjusted Consolidated EBITDA from discontinued operations				$0
Adjusted Consolidated EBITDA				**$13,317**

Appendix (cont'd)

Segment operating profit (loss) to Adjusted EBITDA reconciliation

($000's)	Third quarter ended September 30, 2010			
	River	Offshore Supply	Ocean	TOTAL
Segment operating (loss) profit	$2,253	$2,664	($2,057)	$2,860
Depreciation and amortization	4,325	1,896	2,350	8,571
Loss on write-down vessels	-	-	-	-
Investment in affiliates / Net income (loss) attributable to non-controlling interest in subsidiaries	(88)	(55)	2	(141)
Net gains on derivatives	-	-	901	901
Non-cash (gains) losses on derivatives, net			1,250	1,250
Other net	(317)	-	92	(225)
Segment Adjusted EBITDA	**$6,173**	**$4,505**	**$2,538**	**$13,216**
Items not included in Segment Adjusted EBITDA				
Financial income				89
Other financial expenses				740
Adjusted Consolidated EBITDA from continuing operations				$14,045
Adjusted Consolidated EBITDA from discontinued operations				$0
Adjusted Consolidated EBITDA				**$14,045**

Appendix (cont'd)

($000's)	River	Offshore Supply	Ocean	TOTAL
	Nine months ended September 30, 2011			
Segment operating (loss) profit	$6,937	$7,504	($2,382)	$12,059
Depreciation and amortization	15,256	6,850	7,061	29,167
Investment in affiliates / Net (loss) attributable to non-controlling interest in subsidiaries	(685)	(480)	(43)	(1,208)
Net (loss) on derivatives	-	(15)	-	(15)
Other net	(616)	3	148	(465)
Unrealized non-cash gains on FFAs	-	-	-	-
Segment Adjusted EBITDA	**$20,892**	**$13,862**	**$4,784**	**$39,538**
Items not included in Segment Adjusted EBITDA				
Financial income				308
Other financial income				(1,958)
Adjusted Consolidated EBITDA from continuing operations				$37,888
Adjusted Consolidated EBITDA from discontinued operations				$0
Adjusted Consolidated EBITDA				**$37,888**

Appendix (cont'd)

($000's)	River	Offshore Supply	Ocean	TOTAL
	Nine months ended September 30, 2010			
Segment operating profit	$10,685	$7,908	$184	$18,777
Depreciation and amortization	12,602	5,256	7,657	25,515
Investment in affiliates / Net (loss) attributable to non-controlling interest in subsidiaries	(220)	(328)	(21)	(569)
Net gains on derivatives	-	-	10,270	10,270
Other net	(762)	3	83	(676)
Segment Adjusted EBITDA	**$22,305**	**$12,839**	**$18,173**	**$53,317**
Items not included in Segment Adjusted EBITDA				
Financial income				292
Other financial expenses				(1,810)
Adjusted Consolidated EBITDA from continuing operations				$51,799
Adjusted Consolidated EBITDA from discontinued operations				($510)
Adjusted Consolidated EBITDA				**$51,289**